RELIASTAR
LIFE INSURANCE COMPANY                                         SECTION 72 RIDER
OF NEW YORK

A stock company
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REQUIRED DISTRIBUTION OF PROCEEDS ON DEATH OF OWNER

     This Rider is required to qualify the Contract/Certificate to which it is attached as an annuity under Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"). Where the terms of this Rider are in conflict with the terms of the Contract/Certificate, the Rider will control. ReliaStar Life Insurance Company of New York, "ReliaStar", reserves the right to amend or administer the Contract/Certificate and Rider as necessary to comply with applicable tax requirements. This Rider and the Contract/Certificate should be construed so that they comply with applicable tax requirements.

DEATH OF OWNER ON OR AFTER ANNUITY COMMENCEMENT DATE

     IF ANY OWNER DIES ON OR AFTER the Annuity Commencement Date but prior to the time the entire interest in the Contract/Certificate has been distributed, the remaining portion will be distributed at least as rapidly as under the method of distribution being used as of the date of the Owner's or Annuitant's death.

DEATH OF OWNER PRIOR TO ANNUITY COMMENCEMENT DATE

         IF ANY OWNER DIES PRIOR TO the Annuity Commencement Date, the entire interest in the Contract/Certificate will be distributed within five years of the Owner's death.

         However, this distribution requirement will be considered satisfied as to any portion of the Owner's interest in the Contract/Certificate which is payable to or for the benefit of a Designated Beneficiary and which will be distributed over the life of such Designated Beneficiary or over a period not extending beyond the life expectancy of that Designated Beneficiary, provided such distributions begin within one year of the Owner's death. If the Designated Beneficiary is the surviving spouse of the decedent, the Contract/Certificate may be continued in the name of the spouse as Owner and these distribution rules are applied by treating the spouse as the Owner. However, on the death of the surviving spouse, this provision regarding spouses may not be used again.

         If any Owner is not an individual, the death or change (where permitted) of the Annuitant will be treated as the death of an Owner.

         The Designated Beneficiary is the person entitled to ownership rights under the Contract/Certificate. Thus, where no death benefit has become payable, the Designated Beneficiary, for the purposes of applying this Rider, will be the Owner(s). Where a death benefit has become payable, the Designated Beneficiary, for the purposes of applying this Rider, is the person(s) entitled to the death benefit, generally the Beneficiary or surviving Owners, as appropriate. Upon the death of any Owner, the Designated Beneficiary will become the Owner or, if an individual, will become the Annuitant.

                                  *   *   *
An Owner may notify ReliaStar as to the manner of payment under this Rider. If such Owner has not so notified ReliaStar prior to his or her death, the Designated Beneficiary under the Contract/Certificate may so notify ReliaStar.

                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK


    President  /s/ Chris Schreier          Secretary  /s/ Paula Cludray-Engelke

FG-RA-1002-08/97